

# Entity Profile Information

Viewed on October 18, 2021

NFA ID 0283953 BANK OF NOVA SCOTIA THE

## Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | NFA MEMBER APPROVED | 05/13/2013 |
| | SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| | | |
| | NFA ID 0424673 SCOTIA CAPITAL USA INC | |
| | PRINCIPAL APPROVED | 09/21/2010 |

## Status History Information

| Status | Effective Date |
|---|---|
| NFA MEMBER APPROVED | 05/13/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| NFA MEMBER PENDING | 12/12/2012 |
| SWAP DEALER PENDING | 12/12/2012 |
| EXEMPT FOREIGN FIRM WITHDRAWN | 10/07/2004 |
| EXEMPT FOREIGN FIRM APPROVED | 01/26/2001 |
| EXEMPT FOREIGN FIRM PENDING | 12/05/1997 |

NFA ID 0424673 SCOTIA CAPITAL USA INC

| | |
|---|---|
| PRINCIPAL APPROVED | 09/21/2010 |

## Outstanding Requirements

Annual Due Date: 6/1/2022

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2021

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2022



## Business Information

| | |
|---|---|
| Name | BANK OF NOVA SCOTIA THE |
| Form of Organization | CORPORATION |
| Country | CANADA |
| | |
| Federal EIN | 134941099 |

**Business Address**

| | |
|---|---|
| Street Address 1 | 1709 HOLLIS STREET |
| City | HALIFAX |
| Province | NOVA SCOTIA |
| Zip/Postal Code | B3J 3B7 |
| Country | CANADA |
| | |
| Phone Number | 416-866-6161 |
| Fax Number | 416-866-3750 |
| | |
| Email | EMAIL@SCOTIABANK.COM |
| | |
| Website/URL | WWW.SCOTIABANK.COM |
| | |
| CRD/IARD ID | Not provided |
| | CORPORATION |
| | F |



## Exempt Foreign Firm Contact Information

Viewed on October 18, 2021

NFA ID 0283953 BANK OF NOVA SCOTIA THE

Exempt Foreign Firm Contact Address

| | |
|---|---|
| First Name | JUNG |
| Last Name | LEE |
| Title | DIRECTOR SWAP DEALER COMPLIANCE |
| Street Address 1 | 250 VESEY STREET |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10281 |
| Country | UNITED STATES |
| Phone | 347-885-2563 |
| Email | JUNG.LEE@SCOTIABANK.COM |



## Other Names

SCOTIABANK

DBA          IN USE


SCOTIAMOCATTA

DBA          NOT IN USE



## Location of Business Records

Viewed on October 18, 2021

NFA ID 0283953 BANK OF NOVA SCOTIA THE

| | |
|---|---|
| Street Address 1 | SCOTIA PLAZA |
| Street Address 2 | 44 KING STREET WEST |
| City | TORONTO |
| Province | NOVA SCOTIA |
| Zip/Postal Code | M5H 1H1 |
| Country | CANADA |



## U.S. Address for the Production of Business Records

| | |
|---|---|
| Office Of | THE BANK OF NOVA SCOTIA - NY AGENCY |
| Street Address 1 | 250 VESEY STREET |
| City | NEW YORK |
| State | NEW YORK |
| Zip/Postal Code | 10281 |



## Principal Information

Individual Information

| | |
|---|---|
| NFA ID | 0480212 |
| Name | AUFREITER, NORA ANNE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-08-2014 |

| | |
|---|---|
| NFA ID | 0473960 |
| Name | BABATZ, GUILLERMO ENRIQUE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-26-2014 |

| | |
|---|---|
| NFA ID | 0493486 |
| Name | BONHAM, SCOTT WAYNE BARCLAY |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-21-2016 |

| | |
|---|---|
| NFA ID | 0540584 |
| Name | CALLAHAN, DANIEL HUGHES |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-30-2021 |

| | |
|---|---|
| NFA ID | 0526052 |
| Name | DUSSEAU, SEAN M |
| TItle(s) | CHIEF COMPLIANCE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 11-08-2019 |

| | |
|---|---|
| NFA ID | 0537099 |
| Name | GORDON, SARAH |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-29-2021 |

| | |
|---|---|
| NFA ID | 0483013 |
| Name | HASKINS, KEITH PRUYN |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 01-28-2015 |

| | |
|---|---|
| NFA ID | 0509164 |
| Name | LAWRENCE, JASON PAUL |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 01-18-2019 |

| | |
|---|---|
| NFA ID | 0488363 |
| Name | MARCOCCIA, LORETTA |
| TItle(s) | CHIEF OPERATING OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-13-2020 |

| | |
|---|---|
| NFA ID | 0519296 |
| Name | NEATE, JAMES |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 02-08-2019 |

| | |
|---|---|
| NFA ID | 0533099 |
| Name | PATTERSON, LYNN KATHERINE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |

| | |
|---|---|
| Effective Date | 10-15-2020 |
| | |
| NFA ID | 0533876 |
| Name | PATTISON, DEREK STEWART |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-26-2020 |
| | |
| NFA ID | 0506413 |
| Name | PENNER, MICHAEL DAVID |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 08-23-2017 |
| | |
| NFA ID | 0453357 |
| Name | PORTER, BRIAN JOHNSTON |
| TItle(s) | CHIEF EXECUTIVE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 12-31-2012 |
| | |
| NFA ID | 0496084 |
| Name | POWER, UNA MARIE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-28-2016 |
| | |
| NFA ID | 0462077 |
| Name | REGENT, AARON WILLIAM |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-12-2013 |
| | |
| NFA ID | 0534533 |
| Name | ROVINESCU, CALIN |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |

| | |
|---|---|
| Status | APPROVED |
| Effective Date | 01-11-2021 |

| | |
|---|---|
| NFA ID | 0533165 |
| Name | SCURFIELD, PAUL MORGAN |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 09-24-2020 |

| | |
|---|---|
| NFA ID | 0452917 |
| Name | SEGAL, SUSAN LOUISE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 12-31-2012 |

| | |
|---|---|
| NFA ID | 0496085 |
| Name | THOMSON, LAWREN SCOTT |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-28-2016 |

| | |
|---|---|
| NFA ID | 0514467 |
| Name | VISWANATHAN, RAJAGOPAL |
| TItle(s) | CHIEF FINANCIAL OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-19-2018 |

| | |
|---|---|
| NFA ID | 0298517 |
| Name | WARMBOLD, BENITA MARIE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 11-27-2018 |

Holding Company Information

Not provided



## Principal Name and Financial Interest

Current Firms

| Sponsor ID | Sponsor Name | Title(s) | 10% or more interest? |
|---|---|---|---|
| 0424673 | SCOTIA CAPITAL USA INC | | Y |



## Non-U.S. Regulator Information

Viewed on October 18, 2021

NFA ID 0283953 BANK OF NOVA SCOTIA THE

THE OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS (CANADA) FINANCIAL SERVICES AUTHORITY (UK) HONG KONG MONETARY AUTHORITY SECURITIES AND FUTURES COMMISSION CHINA BANKING REGULATORY COMMISSION PEOPLE'S BANK OF CHINA STATE ADMINISTRATION OF FOREIGN EXCHANGE RESERVE BANK OF INDIA SECURITIES & EXCHANGE BOARD OF INDIA BANK NEGARA MALAYSIA LABUAN FINANCIAL SERVICES AUTHORITY MONETARY AUTHORITY OF SINGAPORE FINANCIAL SUPERVISORY COMMISSION CENTRAL BANK OF THE REPUBLIC OF CHINA TAIWAN FINANCIAL SERVICES COMMISSION FINANCIAL SUPERVISORY SERVICES KOREA EXCHANGE FINANCIAL SERVICES AGENCY CENTRAL BANK OF EGYPT GENERAL AUTHORITY FOR INVESTMENT



## Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

Yes



## Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



## Disciplinary Information - Financial Disclosures

Viewed on October 18, 2021

NFA ID 0283953 BANK OF NOVA SCOTIA THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

No



## Registration Contact Information

| | |
|---|---|
| First Name | HEIDI |
| Last Name | FEENEY |
| Title | COMPLIANCE OFFICER |
| Street Address 1 | 250 VESEY STREET |
| Street Address 2 | 24TH FLOOR |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10281 |
| Country | UNITED STATES |
| Phone | 212-225-6574 |
| Fax | 212-225-6773 |
| Email | HEIDI.FEENEY@SCOTIABANK.COM |



# Enforcement/Compliance Communication Contact Information

| | |
|---|---|
| First Name | SEAN |
| Last Name | DUSSEAU |
| Title | CHIEF COMPLIANCE OFFICER |
| Street Address 1 | 250 VESEY STREET |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10281 |
| Country | UNITED STATES |
| Phone | 212-225-5111 |
| Email | SEAN.DUSSEAU@SCOTIABANK.COM |

| | |
|---|---|
| First Name | JUNG |
| Last Name | LEE |
| Title | DIRECTOR |
| Street Address 1 | 250 VESEY STREET |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10281 |
| Country | UNITED STATES |
| Phone | 347-885-2563 |
| Email | DERIVATIVESCOMPLIANCE@SCOTIABANK.COM |



## Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM



## Membership Contact Information

Membership Contact

| | |
|---|---|
| First Name | HEIDI |
| Last Name | FEENEY |
| Title | COMPLIANCE OFFICER |
| Street Address 1 | 250 VESEY STREET |
| Street Address 2 | 24TH FLOOR |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10281 |
| Country | UNITED STATES |
| Phone | 212-225-6574 |
| Fax | 212-225-6773 |
| Email | HEIDI.FEENEY@SCOTIABANK.COM |

Accounting Contact

| | |
|---|---|
| First Name | SHAREZ |
| Last Name | LAWS |
| Title | ASSOCIATE |
| Street Address 1 | 40 KING STREET WEST |
| Street Address 2 | 56TH FLOOR |
| Street Address 3 | REGULATORY BUSINESS SUSTAINMENT |
| City | TORONTO |
| Province | ONTARIO |
| Zip/Postal Code | M5H 4A9 |
| Country | CANADA |
| Phone | (416) 862-3941 |
| Email | SHAREZ.LAWS@SCOTIABANK.COM |

Arbitration Contact

| | |
|---|---|
| First Name | ANNA |
| Last Name | DOMYANCIC |
| Title | DIRECTOR SENIOR LEGAL COUNSEL |
| Street Address 1 | 250 VESEY STREET |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10281 |
| Country | UNITED STATES |
| Phone | 917-603-9083 |
| Email | ANNA.DOMYANCIC@SCOTIABANK.COM |

Compliance Contact

| | |
|---|---|
| First Name | SEAN |
| Last Name | DUSSEAU |
| Title | SWAP DEALER CCO AND VICE PRESIDENT |
| Street Address 1 | 250 VESEY STREET |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10281 |
| Country | UNITED STATES |
| Phone | 212-225-5111 |
| Email | SEAN.DUSSEAU@SCOTIABANK.COM |

Chief Compliance Officer Contact

| | |
|---|---|
| First Name | SEAN |
| Last Name | DUSSEAU |
| Title | SWAP DEALER CCO AND VICE PRESIDENT |
| Street Address 1 | 250 VESEY STREET |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10281 |
| Country | UNITED STATES |
| Phone | 212-225-5111 |
| Email | SEAN.DUSSEAU@SCOTIABANK.COM |



# Online Registration System

NFA Home  |  BASIC  |  Log off user kellyp4

 Return to Dashboard

**Report Center**

**Search for an NFA ID**  |  View Registration Information

**Payment Request/Accounting Information**  |  **ORS News**  |  **Help**

**Search**
- For an Individual
- For a Firm, Holding Company or Sole Proprietor
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**Disciplinary Information**
- Disclosure Information
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**Firm Profile**
- Branch Office Manager List
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**Internal Processing**
- View Registration Information
- Outstanding Requirements
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**Registration and Membership**
- Current Registration Status
- Registration History

**Hardcopies**
- Filing History

# Branch Office Manager List

NFA ID [0283953]  [Enter]   BANK OF NOVA SCOTIA THE

**No information available.**

Online Registration System

## Disciplinary Information - Firm Criminal Disclosure Matter Page



**NFA ID 0283953 - BANK OF NOVA SCOTIA THE**

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

❮ Back to Summary

**Disclosure Questions**

**Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the criminal action under:    ☰ Show Questions

⬤ A     ⬤ B     ☑ C

**Criminal Case Information**

COURT TYPE AND FILING DATE

❓ Court Type:
FEDERAL COURT

❓ Date Filed:
AUGUST 2019

COURT INFORMATION

❓ Name of Court: UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY

❓ City or County: TRENTON
❓ State: NEW JERSEY
❓ Country: UNITED STATES

CASE INFORMATION

❓ Case Number: CASE NO. 20-707 (MAS)
❓ Case Status: FINAL

**Charge Details**

You must complete a charge details section for each disclosable charge in the criminal case.

Show [ All ⌄ ] entries           Search: [                    ]

| Formal Charge Description | Classification | Plea Entered | Disposition |
|---|---|---|---|
| 18 U.S.C. SEC. 1343 (WIRE FRAUD) AND 7 U.S.C. SEC. 13(A)(2) (ATTEMPTED PRICE MANIPULATION) | FELONY | NO PLEA ENTERED | OTHER - DEFERRED PROSECUTION AGREEMENT |

## Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

On August 19, 2020, The Bank of Nova Scotia ("BNS") entered into a deferred prosecution agreement ("DPA") with the United States Department of Justice, Criminal Division, Fraud Section, and the United States Attorney's Office for the District of New Jersey (collectively, the "Fraud Section and the Office") with respect to a two-count criminal information that was filed on the same date in the United States District Court for the District of New Jersey, charging BNS with wire fraud, in violation of Title 18, United States Code, Section 1343, and attempted price manipulation, in violation of Title 7, United States Code, Section 13(a)(2) (the "Information"). BNS waived indictment, consented to the filing of the Information, and accepted and acknowledged responsibility for the acts of its officers, directors, employees, and agents as charged in the Information and as set forth in the Statement of Facts accompanying the DPA. A plea was not entered in respect of any of the charges.

As described in the Statement of Facts attached to the DPA, from approximately January 2008 to July 2016, four precious metals traders located in New York, London, and Hong Kong, engaged in fraudulent and manipulative trading practices in connection with the purchase and sale of gold and silver futures contracts traded on Commodity Exchange Inc. (COMEX) and platinum, and palladium futures contracts traded on the New York Mercantile Exchange Inc. (NYMEX). Further, as discussed in the Statement of Facts, BNS's compliance function failed to detect or prevent the traders' unlawful trading practices and, between approximately August 2013 and February 2016, three compliance officers had

## Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

◀ Back to Summary

Online Registration System

# Disciplinary Information - Criminal Disclosure Matter Summary

**NFA ID**

| 0283953 | 🔍 |

BANK OF NOVA SCOTIA THE

To view a current Disclosure Matter Page (DMP), click the link in the Date DMP Filed column. To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

---

### Current Criminal Disclosure Matter Summary (1 DMP)

Show [ 100 ⌄ ] entries                                    Search: [            ]

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| C | 17244 | 09/10/2020 | UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY CASE NO. 20-707 (MAS) | FINAL | 8/2019 | | |

---

### ❓ Archived Criminal Disclosure Matter Summary

There are currently no archived DMPs.

# Firm Criminal Disclosure Matter Page

## NATIONAL FUTURES ASSOCIATION

Filed on September 10, 2020
NFA ID 0283953 BANK OF NOVA SCOTIA THE
Submitted by HEIDI FEENEY (FEENEYH)

The question(s) you are disclosing the criminal action under:

☑ C.

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

## Criminal Case Information

**Formal Charge(s) Information**

| | |
|---|---|
| Filing Location | FEDERAL COURT |
| Date Filed | August 2019 |

**Court Information**

| | |
|---|---|
| Name of Court | UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY |
| City or County | TRENTON |
| State | NEW JERSEY |
| Country | UNITED STATES |
| Case Information | |
| Case Number | CASE NO. 20-707 (MAS) |
| Case Status | FINAL |

## Charge Details

| | |
|---|---|
| Formal Charge Description | 18 U.S.C. SEC. 1343 (WIRE FRAUD) AND 7 U.S.C. SEC. 13(A)(2) (ATTEMPTED PRICE MANIPULATION) |
| Classification | FELONY |
| Plea Entered | NO PLEA ENTERED |
| Disposition | OTHER - DEFERRED PROSECUTION AGREEMENT |

## Comments

On August 19, 2020, The Bank of Nova Scotia ("BNS") entered into a deferred prosecution agreement ("DPA") with the United States Department of Justice, Criminal Division, Fraud Section, and the United States Attorney's Office for the District of New Jersey (collectively, the "Fraud Section and the Office") with respect to a two-count criminal information that was filed on the same date in the United States District Court for the District of New Jersey, charging BNS with wire fraud, in violation of Title 18, United States Code, Section 1343, and attempted price manipulation, in violation of Title 7, United States Code, Section 13(a)(2) (the "Information"). BNS waived indictment, consented to the filing of the Information, and accepted and acknowledged responsibility for the acts of its officers, directors, employees, and agents as charged in the Information and as set forth in the Statement of Facts accompanying the DPA.  A plea was not entered in respect of any of the charges.

As described in the Statement of Facts attached to the DPA, from approximately January 2008 to July 2016, four precious metals traders located in New York, London, and Hong Kong, engaged in fraudulent and manipulative trading practices in connection with the purchase and sale of gold and silver futures contracts traded on Commodity Exchange Inc. (COMEX) and platinum, and palladium futures contracts traded on the New York Mercantile Exchange Inc. (NYMEX).  Further, as discussed in the Statement of Facts, BNS's compliance function failed to detect or prevent the traders' unlawful trading practices and, between approximately August 2013 and February 2016, three compliance officers had substantial information regarding unlawful trading by one of the traders but failed to prevent further unlawful conduct by that trader.  Pursuant to the DPA, BNS agreed to pay a total of $60.4 million, including a $42 million criminal monetary penalty (half of which was offset against a civil monetary penalty paid to the Commodity Futures Trading Commission, disgorgement of approximately $11.8 million, and a victim compensation payment of approximately $6.6 million.  BNS also agreed to continue to cooperate with the Fraud Section and Office in any ongoing investigations and prosecutions relating to the underlying misconduct, modify its compliance program where necessary and appropriate, and retain an independent compliance monitor for a period of three years.  Prosecution was deferred for three years from the date the independent compliance monitored is retained.  And if BNS complies with the terms of the DPA, the charges against BNS will be dismissed 3.5 years from the date the monitor is retained.

Supporting Documentation

Not provided